UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NeoMedia Technologies, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

640505103
(CUSIP Number)

Gerald Eicke
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 201
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 640505103	Page 2 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gerald Eicke.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0[1]
	8	SHARED VOTING POWER

0 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER

0[1]
	10	SHARED DISPOSITIVE POWER

0 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

3,865,979[1] Shares of Common Stock (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

10.8%[2] (See Item 5 below)
14	TYPE OF REPORTING PERSON*

IN

1 Based on ownership of 225 shares of Series C Convertible Preferred Shares.  (See Item 5 below)
2 Based on 35,660,877 shares of Common Stock outstanding as informed by NeoMedia Technologies, Inc. on January 17,2011 (See Item 5 Below).

SCHEDULE 13D
CUSIP No. 640505103	Page 3 of 6

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.001 per share (the “Common Shares”), of NeoMedia Technologies, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is Two Concourse Parkway, Suite 500, Atlanta, GA 30328.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c) This statement is being filed by Gerald Eicke (the “Reporting Person”).  The filing of this Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that the Reporting Person, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock.

The Reporting Person with its address at 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a citizen of the United States.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of December 31, 2010, the Reporting Person submitted a withdraw request from YA Global Investments (U.S.), LP (“YA Global”), a hedge fund, for funds previously invested by the Reporting Person with YA Global.  On January 3, 2011, the Reporting Person received a letter from YA Global informing him that the withdraw request would be satisfied through an in-kind distribution of securities held by YA Global (the “In-Kind Distribution”).  Securities received by the Reporting Person pursuant to the In-Kind Distribution were valued by YA Global as of the close of business on December 31, 2010 at $225,000.  The Reporting Person received 225 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares”) of the Issuer valued by YA Global at $225,000.  As a result of the In-Kind Distribution, the Reporting Person may be deemed to have acquired beneficial ownership of 225 shares of Preferred Stock.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the Preferred Shares in lieu of receiving cash after withdrawing a portion its investment in YA Global as described in Item 3 above.

Based on the market conditions, market price liquidity needs and other factors, the Reporting Person at any time and from time to time may (i) acquire additional shares or securities of the Issuer or (ii) dispose of any or all of its securities of the Issuer.

SCHEDULE 13D
CUSIP No. 640505103	Page 4 of 6

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Based upon information provided by the Issuer on the January 17, 35,660,877 shares of Common stock were outstanding.  The Reporting Person owns 225 Preferred Shares, which is convertible into Common Stock of the Issuer at the request of the hold of the Preferred Shares pursuant to the Certificate of Designation of Series C Convertible Preferred Stock.  (the “Certificate of Designation”).

The Certificate of Designation provides that each share of the Preferred Share is convertible into Common Stock of the Issuer equal to the quotient of the liquidation amount divided by the conversion price.  The liquidation amount is equal to $1,000 per share of Preferred Share.  The conversion price is equal to, at the option of the holder of the Preferred Share, the lesser of (i) $.50 or (ii) 97% of the lowest closing bid price of the Common Stock for the 125 trading days immediately preceding the date of conversion, as quoted by Bloomberg LP.  The Certificate of Designation further provides that no holder of the Preferred Shares shall be entitled to convert the Preferred Shares to the extent that such conversion would cause the aggregate number of shares of Common Stock beneficially owned by such holder to exceed 9.99% of the outstanding shares of Common Stock following such conversion (which provision may be waived by such holder by written notice from such holder to the Issuer, which notice shall be affective 61 days after the date of such notice).

Assuming a conversion price of $0.0582, if the Preferred Shares were converted as of the date hereof, the Reporting Person would own 3,865,979 shares of Common Stock of the Issuer which would represent approximately 10.8% of the total shares of Common Stock outstanding at such time.  However, as noted above, the Certificate of Designation prohibits the Reporting Person from converting the Preferred Shares to the extent such conversion would result in the Reporting Person, beneficially owning (as determined in accordance with section 13(d) of the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder) in excess of 9.99% of the ten and outstanding shares of Common Stock.

(b) The Preferred Shares has voting rights on an as converted basis together with the Common Stock shareholders and as otherwise provided under the laws of the State of Delaware.  The Reporting Person has the sole voting and dispositive power with respect to the Preferred Shares reported to this Schedule 13D.

(c) The Reporting Person affected the following transactions in the common shares of the Issuer in the last 60 days:

Date	Action	Qty.	Symbol	Description	Amount
01/18/2011	SELL	109,799	NEOM	NEOMEDIA TECHNOLOGIES INC	$5,699.44
01/14/2011	SELL	35,544	NEOM	NEOMEDIA TECHNOLOGIES INC	$2,918.78
01/13/2011	SELL	43,660	NEOM	NEOMEDIA TECHNOLOGIES INC	$4,093.97

SCHEDULE 13D
CUSIP No. 640505103	Page 5 of 6

In addition, the Reporting Person is a Managing Member of Yorkville Advisors GP, LLC which affected the following transactions in the commons shares of the Issuer in the last 60 days.  The Reporting Person does not have the power to direct the timing of the transactions listed below.

Date	Action	Qty.	Symbol	Description	Amount
01/07/2011	SELL	29,939	NEOM	NEOMEDIA TECHNOLOGIES INC	$3,214.58
01/05/2011	SELL	78,910	NEOM	NEOMEDIA TECHNOLOGIES INC	$9,070.88
01/04/2011	SELL	119,500	NEOM	NEOMEDIA TECHNOLOGIES INC	$14,058.46
01/03/2011	SELL	5,000	NEOM	NEOMEDIA TECHNOLOGIES INC	$687.92
12/31/2010	SELL	15,204	NEOM	NEOMEDIA TECHNOLOGIES INC	$2,227.84
12/31/2010	SELL	88,500	NEOM	NEOMEDIA TECHNOLOGIES INC	$10,411.49
12/29/2010	SELL	10,802	NEOM	NEOMEDIA TECHNOLOGIES INC	$1,716.71
12/28/2010	SELL	87,705	NEOM	NEOMEDIA TECHNOLOGIES INC	$15,223.36
12/27/2010	SELL	14,102	NEOM	NEOMEDIA TECHNOLOGIES INC	$2,432.29
12/23/2010	SELL	172,678	NEOM	NEOMEDIA TECHNOLOGIES INC	$30,454.57
12/22/2010	SELL	25,740	NEOM	NEOMEDIA TECHNOLOGIES INC	$5,004.21
12/22/2010	SELL	200,000	NEOM	NEOMEDIA TECHNOLOGIES INC	$34,794.70

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Shares issuable to the Reporting Person.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of the Reporting Person, except as described herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SCHEDULE 13D
CUSIP No. 640505103	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2010	REPORTING PERSON:

/s/ Gerald Eicke
Gerald Eicke